Exhibit 8.1
Subsidiaries of Li-Cycle Holdings Corp.

Legal Name of Subsidiary	Jurisdiction of Organization
Li-Cycle Corp.	Ontario
Li-Cycle Europe AG	Switzerland
Li-Cycle APAC PTE LTD.	Singapore
Li-Cycle Americas Corp.	Ontario
Li-Cycle U.S. Holdings Inc.	Delaware
Li-Cycle Inc.	Delaware
Li-Cycle North America Hub Inc.	Delaware